Exhibit 99.1

FOR IMMEDIATE RELEASE

SUNTECH INVESTIGATES SECURITY INTEREST IN CONNECTION WITH GSF

WUXI, CHINA, JULY 30, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”) today announced that the Company is conducting an investigation into a security interest Suntech received in connection with its investment in Global Solar Fund, S.C.A., Sicar (“GSF”).  Based on recent review and inquiries, Suntech suspects that the collateral related to the security interest may not have existed and the Company may have been a victim of fraud.

In May 2010, Suntech guaranteed payment obligations related to finance facilities provided to an investee company of GSF in the amount of approximately €554.2 million. As security for the Company’s obligations under the guarantee, Suntech received a pledge of German government bonds (the “Bonds”) in the amount of €560.0 million from GSF Capital Pte Ltd., a third-party investor of GSF. The Company’s investment in GSF is discussed in the Company’s 2011 Annual Report on Form 20-F, including on pages 98 to 99 and F-29 to F-30. As part of Suntech’s initiative to monetize its investment in GSF, the Company engaged outside counsel to review and assist the process. As a result of these efforts, the Company’s outside counsel recently noted certain facts and circumstances suggesting that the Bonds may not have existed and Suntech may have been a victim of fraud.

Dr. Zhengrong Shi, Suntech’s chairman and CEO said, “We are very disappointed that this has occurred and it has the highest level of attention from the Company and the board, including the Audit Committee. There is no indication that management had any involvement, and we are vigorously pursuing all avenues to resolve this matter and ensure that we protect the interests of our shareholders.”

“While we continue to investigate and take actions to resolve this matter, Suntech’s daily operations will not be impacted. It’s business as usual and we remain focused on supplying the market with excellent solar products,” added Dr. Shi.

The Company pointed out that the findings thus far are not conclusive and that Suntech is continuing to investigate this matter. The Company has filed claims against relevant parties in multiple jurisdictions to assert control of GSF and its assets, and protect the interests of Suntech’s shareholders. To the best of the Company’s knowledge, payments of all scheduled obligations under such finance facilities remain current.

Suntech is currently assessing the potential impact of the suspected fraud on its consolidated financial statements. The Company noted that it may delay its earnings announcement for the second quarter of 2012 until it completes the investigation and financial assessment. However, the Company plans to publish key operating metrics in the week beginning the 20th of August, 2012 and to inform investors of any material developments in a timely manner.

Investor Conference Call Information

Suntech management will host a conference call today, Monday, July 30, 2012 at 8:30a.m. U.S. Eastern Time (which corresponds to 8:30p.m. Beijing/Hong Kong time and 12:30p.m. Greenwich Mean Time on July 30, 2012) to discuss the above mentioned matters. An accompanying PowerPoint presentation will be available on the investor relations section of Suntech’s website at: http://ir.suntech-power.com.

Dial-in details for the conference call are as follows:

International:	+65.6723.9381
US Toll Free:	+1.866.519.4004
US Toll:	+1.718.354.1231
UK:	+44.203.059.8139
Hong Kong:	+852.2475.0994
Passcode:	SUNTECH

A replay of the conference call may be accessed until August 6, 2012 by dialing:

International:	+61.2.8235.5000
US Toll:	+1.718.354.1232
Passcode	11803245

Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the status of the Company’s security interest in matters related to GSF. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor inquiries, please contact:

Rory Macpherson

Suntech Power Holdings, Co. Ltd.

Investor Relations Director

Email: rory@suntech-power.com

Media inquiries, please contact:

Josh Gartner

Brunswick Group

Tel: +86-136-9928-9602
Email: Suntech@brunswickgroup.com